Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

May 9, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Clean Energy Fuels Corp. Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement") Filed May 4, 2007 File No. 333-137124

Dear Mr. Owings:

        On behalf of Clean Energy Fuels Corp. (the "Company"), set forth below are the Company's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated May 8, 2007. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

General

1.
We note that you expect your initial public offering price will be between $13 and $17 per share. However, this price range is too wide. Therefore, please disclose a more narrow range for your offering price.

  Response: Based on the Company's discussions with the Staff and the Staff's concurrence, the Company will be retaining the current price range in the preliminary prospectus. The Company understands that no supplemental information is required regarding the price range.

Sales of Common Stock, page 97

2.
We note your response to comment 46 in our letter dated October 3, 2007. Please disclose how each of your selling shareholders received the beneficially owned shares.

  Response: In the Amendment No. 3 to the Registration Statement filed of even date herewith ("Amendment No. 3"), the Company discloses how each of its selling stockholders received the beneficially owned shares in the footnotes to the table set forth in the Principal and Selling Stockholders section. See pages 101-102 of Amendment No. 3.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended . . . , page 43

3.
We note your response to comment 8 in our letter dated April 25, 2007 and were unable to recompute the volume component of gas sales change, which you backed into in your calculation. Based on the change in volumes disclosed on page 43, we calculated a volume variance of $14.4 million rather than $9.2 million. Please advise or revise to disclose the extent to which the increase in revenue is attributable to price and volume increases and ensure that price and volume variances can be recomputed based on the disclosed changes in price per gasoline gallon equivalent and gasoline gallon equivalents delivered.

  Response: In response to the Staff's comment, the Company has revised its disclosure on page 43 of Amendment No. 3 to calculate volume variance using the same methodology as the Staff. Accordingly, in calculating the extent to which an increase in revenue between periods is attributable to price increases, the Company intends to eliminate the impact of tax credits (VETC) on the effective price per gallon in 2006, which change the Company notes will cause the 2006 effective price per gallon to be essentially the same as the 2005 effective price per gallon. The Company has also disclosed the volume component of its revenue change between periods.

Principal and Selling Stockholders, page 99

4.
We note your response to comments 47 and 48 in our letter dated October 3, 2007. In this regard, we note that you are registering the re-sale of an aggregate of 10,000,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, this re-sale transaction appears to be a primary offering. Therefore, please revise your document to identify your affiliates, such as Boone Pickens, Perseus ENRG Investment, L.L.C., Madeleine Pickens, and Andrew J. Littlefair. It appears that, based upon the disclosure in your Plan of Distribution section, the re-sale offering is being underwritten with the same terms and price as your primary offering. If you disagree with our determination, please advise the staff of the company's basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

  Response: In response to the Staff's comment, in Amendment No. 3, the Company discloses which selling stockholders are affiliates of the Company in the footnotes to the table in the Principal and Selling Stockholders section. The Company agrees with the Staff's statement that, based upon the disclosure in the Plan of Distribution section of the Registration Statement, the re-sale offering is being underwritten with the same terms and price as the Company's primary offering.

          The Company supplementally advises the Staff that the re-sale offering will not be made on a delayed or continuous basis pursuant to Rule 415. However, assuming that Rule 415 were applicable to the re-sale offering, the Company respectfully submits to the Staff that the re-sale offering is a bona fide secondary offering and would meet the criteria of Rule 415(a)(1)(i), as the shares will be sold entirely for the account of the selling stockholders and will not in any way be offered or sold on behalf of the Company, a subsidiary of the Company or a person of which the Company is a subsidiary. The Company notes that it will receive no proceeds related to the sale of shares by the selling stockholders in the re-sale offering.

          The six factors set forth in telephone interpretation no. D.29 support the Company's position that the re-sale offering is a secondary offering and not a primary offering. Each factor is discussed in detail below:

  1.
  How long the selling stockholders have held the shares.

          Other than shares to be issued to certain selling stockholders upon the exercise of employee stock options (all of which options were granted more than a year ago), at the time of sale, each selling stockholder will have held the shares to be sold for more than one year (and, in the case of certain selling stockholders, including Boone Pickens, for almost six years). By way of illustration, set forth below is a description of how, when and in what context each selling stockholder identified by the Staff acquired the shares beneficially owned by such stockholder:

  Boone Pickens

          Mr. Pickens (together with an affiliated trust, which subsequently transferred all shares to Mr. Pickens) acquired the shares beneficially owned by him as follows:

    •
    in June 2001, an aggregate of 2,330,765 shares in connection with the Company's acquisition of Pickens Fuel Corp.;

    •
    in February 2002, an aggregate of 393,750 shares in connection with a private placement;

    •
    in December 2002, June 2004 and September 2004, an aggregate of 1,152,283 shares upon the exercise of warrants which were issued in connection with a February 2002 private placement;

    •
    in May 2005, November 2005 and April 2006, an aggregate of 10,135,135 shares pursuant to capital calls related to an April 2005 Equity Option Agreement;

    •
    in October 2005, 9,850,767 shares in connection with the purchase of a controlling stake in the Company from Terasen, Inc. (formerly BC Gas, Inc.) and three other stockholders; and

    •
    in April 2006, an aggregate of 1,179,953 shares in connection with the conversion of secured convertible promissory notes issued in June 2001.

        In February 2006, Mr. Pickens sold a total of 6,894,270 of these shares to various purchasers (including his wife, Madeleine Pickens). Mr. Pickens also transferred 1,000,000 of these shares to Boone Pickens Interests, Ltd., one of his affiliates. Mr. Pickens also beneficially owns 15,000,000 shares which are subject to a warrant issued in December 2006 pursuant to an obligation transfer and securities purchase agreement, which warrant will not be exercised in connection with this offering.

  Perseus ENRG Investment, L.L.C.

          Perseus ENRG Investment, L.L.C. (together with affiliated funds, which subsequently transferred all shares to Perseus ENRG Investment, L.L.C.) acquired the shares beneficially owned by it as follows:

    •
    in December 2002, 3,247,837 shares in connection with the Company's acquisition of Blue Energy & Technologies, L.L.C. (Blue Energy);

    •
    in December 2002, June 2004 and September 2004, an aggregate of 1,720,116 shares upon the exercise of a warrant which was issued in connection with the Company's acquisition of Blue Energy; and

    •
    in May 2005, November 2005 and February 2006, an aggregate of 1,689,189 shares pursuant to capital calls related to an April 2005 Equity Option Agreement.

  Madeleine Pickens

          Mrs. Pickens acquired her shares from Mr. Pickens in February 2006 pursuant to a Stock Purchase and Buy-Sell Agreement.

  Andrew Littlefair

          Mr. Littlefair acquired his shares from Mr. Pickens in February 2006 pursuant to a Stock Purchase and Buy-Sell Agreement. Mr. Littlefair also beneficially owns 735,000 shares subject to employee stock options exercisable within 60 days of March 31, 2007.

  2.
  Circumstances under which the selling stockholders received their shares.

          As described above, the selling stockholders acquired shares from the Company in various transactions since 2001 (all of which are unrelated to this offering), including from strategic acquisitions, private placements from the Company, private placements from current and former stockholders, and the exercise of warrants and employee stock options. To the Company's knowledge (based on written representations made by each selling stockholder to the Company), no selling stockholder acquired shares from the Company with a view towards re-distribution or otherwise intended to act as an underwriter for such shares. This investment intent is further evidenced by the fact that the selling stockholders have held their shares for long periods of time (other than shares which may be exercised by certain selling stockholders in connection with this offering).

  3.
  The relationship of the selling stockholders to the issuer.

  Of the 38 selling stockholders:

    •
    Eight are current and former executive officers and directors of the Company;

    •
    One is a private equity fund that acquired shares in the Company primarily in connection with the Company's acquisition of Blue Energy in 2002 (Perseus ENRG Investment, L.L.C.);

    •
    One is a publicly-traded Canadian corporation engaged in the business of designing natural gas engines and fuel systems (Westport Innovations, Inc.), which primarily acquired shares in connection with the formation of the Company in June 2001;

    •
    Five are non-executive officer employees of the Company; and

    •
    23 are individuals who purchased shares from Mr. Pickens in February 2006 pursuant to a Stock Purchase and Buy-Sell Agreement.

  None of the selling stockholders has agreed to sell shares on behalf of the Company or otherwise agreed to act as an underwriter with respect to such shares.

  4.
  The amount of shares involved.

          The Company acknowledges that the shares to be sold in the re-sale offering comprise a substantial portion (50%) of the total offering. However, although the 38 selling stockholders collectively are selling a large number of shares, that fact is not conclusive evidence that any individual selling stockholder is acting as an underwriter or otherwise selling shares on behalf of the Company.

  5.
  Whether the selling stockholders are in the business of underwriting securities.

          To the Company's knowledge (based on written representations made by each selling stockholder to the Company), no selling stockholder is a broker-dealer, affiliate of a broker-dealer or otherwise engaged in the business of underwriting securities. Additionally, as described above, each of the selling stockholders has represented to the Company in writing that such stockholder has no agreements or understandings, directly or indirectly, with any person to distribute the shares acquired from the Company. The Company further notes that no issuance of shares covered by the Registration Statement was conditioned on the prior effectiveness of a registration statement or otherwise on any selling stockholder's ability to resell the underlying shares.

  6.
  Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.

          The Company respectfully submits to the Staff that the selling stockholders are not acting as conduits through which the Company may access the public capital markets. By way of illustration, the Company and the selling stockholders are selling shares to the underwriters at a discount of 5.85% to the initial public offering price. Assuming for the sake of argument that (1) the Company were using the selling stockholders as a conduit to sell shares to the public, and (2) the Company were selling shares directly to the selling stockholders for proceeds of $3.41 per share (the maximum consideration for which the Company has issued shares to any selling stockholder), the Company would be selling shares "through the conduit" at an effective discount of 77.3% to the initial public offering price (assuming a $15.00 initial public offering price, the mid-point set forth in the preliminary prospectus). Accordingly, as the Company is already registering this offering on a long-form registration statement, the Company respectfully submits that if it desired to issue and sell more shares in this offering, it would do so by selling more shares directly to the underwriters at a 5.85% discount, not by selling shares "through the conduit" at a 77.3% discount. For this reason and the other reasons stated above, the Company believes the offer and sale of shares by the selling stockholders is entirely for the selling stockholders' own account, and not in any way on behalf of the Company, and therefore such offer and sale qualifies as a bona fide secondary offering. Additionally, the selling stockholders did not have a pre-existing arrangement with the Company regarding the initial public offering process, and had no assurance that their shares could ever be resold in the public market. Furthermore, under the Company's registration right agreement, to which the selling stockholders are a party, the selling stockholders do not have the right to require the Company to commence an initial public offering process.

          Based on the foregoing, the Company believes that, although a substantial part of the total offering, the offer and sale of shares by the selling stockholders is a bona fide secondary offering because each selling stockholder (1) is not engaged in the business of underwriting securities, (2) initially acquired such stockholder's shares for investment purposes and not with a view towards re-distribution, (3) acquired such stockholder's shares in transactions unrelated to this offering, (4) has held the shares for at least one year (other than shares to be issued upon exercise of employee stock options), and (5) is not a otherwise a conduit through which the Company is otherwise attempting to sell shares to the public.

Consolidated Statements of Cash Flows, page F-6

5.
We note your response to comment 11 in our letter dated April 25, 2007. As it appears the margin deposit was actually returned to Boone Pickens in January 2007, please explain to as how you concluded it was appropriate to present this transaction, along with the payment of the line of credit, in your 2006 cash flow statement. In this regard, we note that you did not reflect your portion of the margin deposit refund on the cash flow statement until 2007. Further, please explain to us why the return of the margin deposit directly to Boone Pickens and the cancellation of all amounts owed under the line of credit are reflected as cash transactions on your financial statements.

  Response: The Company supplementally advises the Staff that in 2006 it made margin deposits of $92.5 million with Sempra Energy Trading Corp. ("Sempra") related to the Company's outstanding futures contracts. The Company funded these deposits (1) by borrowing $69.5 million from Boone Pickens pursuant to a $100 million line of credit with Mr. Pickens (which funds were paid by Mr. Pickens directly to Sempra), and (2) by using $23.0 million from its operating cash flow. In December 2006, the Company disposed of its outstanding futures contracts (by transferring them to Mr. Pickens), and the related margin accounts with Sempra were terminated. At December 31, 2006, the Company had not yet received a refund of the margin deposits from Sempra. At that time, the Company (1) instructed Sempra to pay to Mr. Pickens directly $69.5 million of the margin deposit refund, in satisfaction of the amounts owed by the Company under the line of credit with Mr. Pickens, and (2) terminated the line of credit with Mr. Pickens. The Company did not directly obtain nor repay the $69.5 million that it borrowed under the line of credit with Mr. Pickens.

  The Company has amended its disclosure on page F-6 of Amendment No. 3 to reflect the $69.5 million as a non-cash transaction and revert to the original presentation (as set forth on page F-6 of Amendment No. 2 of the Registration Statement) of not reflecting the line of credit from Mr. Pickens as a line-item in the financing cash flows section of the statement of cash flows. The Company has concluded these were non-cash transactions.

(b) Stock Option Plan, page F-16

6.
We note your response to comment 14 in our letter dated April 25, 2007 and were unable to locate certain disclosures required by paragraphs A240c.(2), A240d.(1) and A240d.(2) of SFAS 123R.

  Response: In response to the Staff's comment, the Company has supplemented its disclosure in Amendment No. 3 by including the required SFAS 123R disclosures noted by the Staff.

(c) Exercise of Warrants, Equity Option Agreements, page F-17

7.
We note your response to comment 17 in our letter dated April 25, 2007. We are still unclear as to why you "required" two shareholders to purchase common stock at $2.96 per share in early 2006, at which time you represent the estimated market price was approximately $10 per share. Please explain to us in detail your business reasons behind this decision.

  Response: The Company supplementally advises the Staff that, in January 2006, the Company's board of directors initiated capital calls under the April 2005 Equity Option Agreements for the purpose of raising $21 million in capital to help fund the Company's cash needs in the early portion of 2006, as described more fully below:

    •
    The Company had a $6.3 million income tax payment due.

    •
    The Company was in the process of increasing its inventory of LNG tanker trailers, as the Company needed more trailers to service the Company's growing LNG volumes. The Company purchased 15 LNG tanker trailers during the year.

    •
    The Company expected to re-establish its natural gas futures positions at some point in 2006 after natural gas prices reached a certain level. To re-establish the futures positions, the Company required cash-on-hand to make the necessary up-front margin deposits.

    •
    The Company needed cash to fund its 2006 capital plan, which was budgeted at $31.9 million. Included in the capital amount were anticipated expenditures related to constructing the Company's LNG liquefaction plant in California.

  The Company also supplementally advises the Staff that, in January 2006, the Company's board of directors believed the fair market value of the Company's common stock was $3.86 per share, the price at which Mr. Pickens had recently bought all of the shares held by Terasen, Inc., which was the Company's largest stockholder at the time of the sale (October 2005), for a total purchase price of $36.1 million. Hence, the Company's board of directors was willing to sell shares of common stock at a discount of approximately 23%, or $0.90 per share, in light of the fact that the Company needed to raise capital quickly to implement its business plan on schedule. The Company also notes that, in January 2006, the Company had not commenced an initial public offering process (and indeed the Company's board of directors specifically resolved at that time to defer the assessment of an initial public offering for a period of six to eight months).

Note (10) Related Party Transaction, page F-24

8.
Please disclose the fair value of the warrants issued to Boone Pickens in exchange for the assumption of certain futures contracts. Please show us in detail how you calculated the fair value, including all applicable assumptions. Additionally, as your anticipated initial public offering price of $15 per share is more than the estimated fair value of the underlying stock of $10 per share at the date of the warrant issuance, your response should discuss and quantify the intervening economic events that occurred, operationally, financially, and otherwise, between the warrant issuance date and the most recent practicable date that caused a fluctuation or fluctuations in the fair value of your stock. Finally, if you determine the fair value of the warrants exceeded $78 million, please explain to us how you intend to revise your financial statements, including the footnotes, to reflect this excess distribution.

  Response: The Company supplementally advises the staff that the Company determined the fair value of the warrant issued to Boone Pickens in December 2006 (the "Warrant") to be approximately $75.5 million using the Black-Scholes model. This approximates the fair market value of the derivative liability of $78 million using a derivative valuation model. The Company calculated the fair value of the Warrant using the Black-Scholes pricing model using the following assumptions:

Fair market value of common stock:	$10 per share
Expected term:	4 years
Volatility:	60%
Risk free interest rate:	4.8%

  On May 17, 2006, based on the preliminary valuations of two investment banks that made presentations to the Company's board of directors, the Company's board of directors determined a valuation of $10.00 per share for the Company's common stock based on the average valuation information provided by two investment banks based on comparable public company multiples of the Company's projected revenue results for its 2007 fiscal year. The $10 estimate was near the high end of the range of potential valuations ($8.93 to $10.04). The Company believes the $10.00 per share valuation continued through December 28, 2006, the date on which the Company granted the Warrant.

  We have established four years as the expected term of the Warrant. We considered using an expected term of 2.5 years, which is the average of the five-year life of the Warrant and an immediate exercise. Using a 2.5 year expected term would result in a Black-Scholes valuation of $60.4 million using the same assumptions discussed earlier other than the expected term. The four year expected life is supported by the fact that Mr. Pickens requested an extension of the term of the Warrant to 10 years, which extension the Company's board of directors disapproved. Based on this request, the Company expects Mr. Pickens to hold the Warrant longer than 2.5 years before exercising, so the Company established the expected term of the Warrant at four years.

  The volatility assumption was based on several comparable public companies. The risk free interest rate was based on the US Treasury yield curve at the time the Warrant was granted.

  From an accounting perspective, the impact of a $60.4 million valuation would be the same as a $75.5 million valuation given that Mr. Pickens is a related party and majority stockholder, and the resulting credit for the difference between the $78 million derivative liability extinguishment. The value of the warrants would be recorded through equity. For this reason, the Company concluded that $75.5 million is the best estimate of the value of the Warrant because it approximates the value of the liability assumed by Mr. Pickens using an acceptable derivative valuation technique, which was also the liquidation value on December 28, 2006, according to Sempra.

  The Company believes the following intervening economic events explain the change in value of the Company's common stock from $10 per share in December 2006 to $15 per share in May 2007:

    •
    In his January 2006 State of the Union address, President Bush announced a goal of having the United States use 35 billion gallons per year of alternative fuels by the year 2017, in an attempt to reduce dependence on foreign oil. The 35 billion gallons per year figure represents a significant increase from targets previously announced by the administration. Additionally, President Bush used the term "alternative fuels" instead of "renewable fuels," which change is significant for the Company because the term "alternative fuels" includes natural gas (unlike

      "renewable fuels"). The Company believes the use of natural gas as a vehicle fuel will play an important role in the achievement of President Bush's goal, and expects that the increased use of natural gas as a vehicle fuel will present significant business opportunities for the Company.

    •
    In January 2007, California Governor Arnold Schwarzenegger signed a bill that seeks to reduce carbon emissions in fuel in California by 10% by 2020. As described more fully in the Registration Statement, natural gas engines are effective in reducing carbon emissions, and the Company believes that increased use of natural gas vehicles will enhance the Company's growth in California, a significant market.

    •
    The spread between oil prices and natural gas prices has increased recently, and the Company expects this increased spread to remain in place for the foreseeable future. The price differential between oil and natural gas is one of the keys to the favorable pricing of natural gas as a vehicle fuel when compared to gasoline and diesel fuel; and when the price differential is sufficiently large (as is currently the case), the economic case for using natural gas as a vehicle fuel becomes more compelling to potential fleet customers. The Company believes this trend will enable it to increase its growth and operating results in the future.

  Based on the foregoing, the Company has determined the value of the Warrant when issued was not greater than $78 million.

Item 16. Exhibits and Financial Statement Schedules, page II-2

9.
We note your response to comment 62 in our letter dated October 3, 2007. At the end of your exhibit table, you state that all the exhibits marked with a single star "*" are to be filed by amendment. However, it appears as if you have filed all required exhibits. Please revise or advise.

  Response: The Company has revised the exhibit index in Amendment No. 3 to clarify that all required exhibits have been filed.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
/s/ John J. Hentrich
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:	Andrew J. Littlefair Richard R. Wheeler Stephen A. Massad Felix P. Phillips